UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Signatures
Press Release on December 22, 2008 regarding SINA’s Announcement of Agreement to Combine with Focus Media’s Digital Out-of-Home Business

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: December 22, 2008	By:	/S/ Herman Yu
Herman Yu
Chief Financial Officer

SINA Announces Agreement to Combine with Focus Media’s Digital Out-of-Home Business
Shanghai, China— (PR Newswire)—December 22, 2008—SINA Corporation (NASDAQ GS: SINA), a leading online media company and value-added information service provider for China and for global Chinese communities, today announced that it has entered into a definitive agreement with Focus Media Holding Limited (NASDAQ: FMCN) to acquire substantially all of the assets of Focus Media’s digital out-of-home advertising networks, including LCD display network, poster frame network and in-store network. Focus Media will retain its Internet advertising division, the movie theater advertising network portion of its commercial location network and certain traditional billboards.
“The transaction is intended to combine the forces of the two of the most powerful new media advertising platforms in China to provide more effective and integrated marketing solutions to our customers,” said Charles Chao, President and CEO of SINA Corporation, “We believe that this business combination will significantly extend our media reach and influence, reinforcing our position as a partner of choice in new-media advertising in China.”
Tan Zhi, Chief Executive Officer of Focus Media commented, “Over the years we have built the largest and most influential out-of-home advertising network in China, reaching over approximately150 million of main stream urban consumers on daily basis. Joining forces with SINA will allow both companies to achieve cross fertilization of capabilities, leveraging SINA’s content strength and our video advertising capabilities. We are confident that the synergies of the combined business would allow us to provide better services to our advertising customers and be more competitive in China new media space.”
The transaction has been approved by both boards of directors and is not subject to shareholder approval. The transaction is subject to customary closing conditions and certain regulatory approvals and is expected to be completed in the first half of 2009. Under the agreement, SINA will acquire the assets under Focus Media’s LCD display network, poster frame network and in-store network. The related business of the acquired assets combined accounted for approximately 52% of revenues and approximately 73% of gross profits for Focus Media for the nine months ended September 30, 2008. SINA will issue 47 million newly issued ordinary shares to Focus Media Holding as consideration for the acquired assets. Focus Media Holding will then distribute SINA shares to its shareholders shortly after the closing.
Conference Call
SINA and Focus Media will host a joint conference call at 10:00 a.m. Eastern Time Monday, December 22, 2008 (11:00 p.m. Beijing Time Monday) to present details of the transaction and address investor questions. The dial-in number for the call is

+1-866-203-3206 (US) or +1-617-213-8848 (International) and the pass code is 59814271. A live webcast of the call will be available from 10:00 a.m. – 11:00 a.m. ET on Monday, December 22, 2008 (11:00 p.m. – 12:00 a.m. Beijing Time on December 22, 2008). The call can be accessed through SINA’s corporate web site at http://corp.sina.com. The call will be archived for 12 months on SINA’s corporate web site at http://corp.sina.com. A replay of the conference call will be available through December 29, 2008 at midnight eastern time. The dial-in number is +1-888-286-8010 (US) or +1-617-801-6888 (International). The pass code for the replay is 42984285.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and value-added information service provider in the People’s Republic of China and for the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
About Focus Media
Focus Media Holding Limited (Nasdaq GS: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point- of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of September 30, 2008, Focus Media’s digital out-of-home advertising network had approximately 120,000 LCD display and digital frames in its commercial location network, approximately 56,000 LCD displays in its in-store network and approximately 300,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 250 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn .

Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the uncertain regulatory landscape in the People’s Republic of China, including how the new EIT will be implemented, the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2007 and its other filings with the Securities and Exchange Commission.
This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of SINA. Any securities offered in connection with the transaction will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn